1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

June 7, 2018

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund Trust (the “Trust”)

(File No. 002-89729; 811-03980)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Trust’s registration statement on Form N-1A relating to the addition of Class IS shares of the Core Plus Fixed Income Portfolio and Class IR shares of the High Yield Portfolio (each, a “Fund”) of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on December 14, 2017. The Trust has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Trust’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 188 to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 7, 2018.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please supplementally confirm the basis for the “Other Expenses” of the Funds.

Response 1.      Because Class IS and Class IR shares of the Funds, as applicable, have been in operation for less than six months, pursuant to Instruction 6(a) of Item 3, each Fund has disclosed in a footnote to the respective fee table that “Other Expenses” are based on estimated amounts for the current fiscal year. We hereby supplementally confirm that the Other Expenses numbers have been generated based on the operations of the applicable Fund during the previous fiscal year.

Comment 2.	Because the Funds are not “New Funds,” please revise each Fund’s Expense Example to include the five- and ten-year periods.

Response 2.      We respectfully acknowledge the comment; however, we would note that we believe that the Class IS and Class IR shares of the Funds, as applicable, are “New Funds” under Instruction 6 to Item 3 of Form N-1A, as the Class IS and Class IR shares of the Funds, as applicable, have not commenced operations as of the date of the registration statement.

Comment 3.	With respect to the High Yield Portfolio, please revise the disclosure to make consistent the ratings of the Fund’s investments in fixed income securities.

Response 3.      The disclosure has been revised accordingly.

Comment 4.	Please include in each prospectus the financial highlights of a comparable Class of the Fund to Class IS or Class IR, as applicable.

Response 4.      The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai

Allison Fumai

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